UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 28, 2025

RENOVARO INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38758	45-2259340
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2080 Century Park East, Suite 906, Los Angeles, CA 90067

(Address of principal executive offices and zip code)

+1 (305) 918-1980
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	RENB	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously reported, on January 1, 2025, Renovaro, Inc., a Delaware corporation (“Renovaro”), entered into binding letter of intent (the “LOI”) with Predictive Oncology Inc., a Delaware corporation (“Predictive Oncology”), with respect to the proposed acquisition of all of the capital stock of Predictive Oncology by Renovaro (the “Transaction”). On February 28, 2025, Renovaro entered into an extension agreement with Predictive Oncology (the “Extension Agreement”), pursuant to which the parties amended the LOI to (i) eliminate Renovaro’s obligation to acquire certain shares of Predictive Oncology’s common stock and (ii) extend the outside termination date of the LOI from February 28, 2025 to March 31, 2025. Additionally, pursuant to the Extension Agreement, Renovaro acquired 467,290 shares of Predictive Oncology’s common stock for an aggregate purchase price of $500,000 and agreed to purchase an additional 901,298 shares of Predictive Oncology common stock for an aggregate of $964,389 upon, and subject to, the execution of a definitive agreement in respect of the Transaction.

The foregoing description of the Extension Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Extension Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated by reference in this Item 1.01.

Additional Information and Where to Find It:

This communication may be deemed to relate to a proposed acquisition of Predictive Oncology by Renovaro. In connection with the proposed acquisition, Renovaro and Predictive Oncology intend to file relevant materials with the Securities and Exchange Commission (SEC), including a Registration Statement on Form S-4 to be filed by Renovaro that will include a preliminary proxy statement of Predictive Oncology and also constitute a prospectus with respect to the shares of equity securities of Renovaro to be issued in the proposed transaction. The information in the preliminary proxy statement/prospectus will not be complete and may be changed. Predictive Oncology will deliver the definitive proxy statement to its stockholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Renovaro (when they become available) may be obtained free of charge at Renovaro’s website at renovarogroup.com. Copies of documents filed with the SEC by Predictive Oncology (when they become available) may be obtained free of charge on Predictive Oncology’s website at predictive-oncology.com.

Participants in the Solicitation:

Predictive Oncology and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Predictive Oncology stockholders in connection with the proposed transaction and their interests in the transaction will be set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Predictive Oncology’s executive officers and directors is included in Predictive Oncology’s annual report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 28, 2024 and Predictive Oncology’s proxy statement for its 2024 annual meeting of stockholders filed with the SEC on November 27, 2024. These documents may be obtained free of charge at the SEC’s website, www.sec.gov, or Predictive Oncology’s website, predictive-oncology.com.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding Renovaro’s proposed business combination transaction with Predictive Oncology, all statements regarding the Renovaro’s expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. All statements in this Current Report on Form 8-K, including its exhibits, that are not historical facts, are forward-looking statements that reflect the best judgment of Renovaro based upon currently available information.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from Renovaro’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Renovaro is unable to predict or control, that may cause its actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Renovaro’s filings with the SEC.

Risks and uncertainties related to the proposed Transaction include, but are not limited to, the risk that Predictive Oncology’s stockholders do not approve the Transaction, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction, uncertainties as to the timing of the Transaction, adverse effects on Renovaro’s stock price resulting from the announcement of the Transaction or the failure of the Transaction to be completed, competitive responses to the announcement of the Transaction, the risk that regulatory, licensure or other approvals required for the consummation of the Transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, litigation relating to the Transaction, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Renovaro’s plans, results or stock price are set forth in its most recent Annual Report on Form 10-K and in its subsequently filed reports on Forms 10-Q and 8-K.

Many of these factors are beyond Renovaro’s control. Renovaro cautions investors that any forward-looking statements made by it are not guarantees of future performance. Renovaro disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments, except as required by applicable law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No	Description
10.1	Extension Amendment, dated February 28, 2025, by and between Renovaro, Inc. and Predictive Oncology, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RENOVARO, INC.

Date: March 6, 2025	By:	/s/ Nathen Fuentes
Nathen Fuentes, Chief Financial Officer